UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8F

APPLICATION FILED PURSUANT TO SECTION 8(f) OF THE INVESTMENT COMPANY ACT

OF 1940 AND RULE 8f-1 THEREUNDER FOR ORDER DECLARING THAT COMPANY

HAS CEASED TO BE AN INVESTMENT COMPANY

I.    General Identifying Information

1.    Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1):

[x] Merger

[_] Liquidation

                          [_] 9; Abandonment of Registration
                          (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

                          [_] 9; Election of status as a Business Development Company
                          (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.    Name of fund:

                          Pilgrim Global Technology Fund, Inc. ("Applicant")

3.     Securities and Exchange Commission File No.:

                          811-9649

4.    Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[_] Initial Application [x] Amendment

5.    Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

                          7337 East Doubletree Ranch Road

                          Scottsdale, Arizona 85258

6.     Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

                         Taylor V. Edwards
                         Dechert LLP

                         1775 Eye Street, N.W.
                         Washington, D.C. 20006
                         (202) 261-3453

7.    Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with Rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Pilgrim Global Technology Fund, Inc. 7337 East Doubletree Ranch Road Scottsdale, Arizona 85258 1-800-992-1080	ING Investments, LLC (formerly ING Pilgrim Investments, LLC) 7337 East Doubletree Ranch Road Scottsdale, Arizona 85258 1-800-992-1080
ING Funds Distributor, Inc. (formerly ING Pilgrim Securities, Inc.) 7337 East Doubletree Ranch Road Scottsdale, Arizona 85258 1-800-992-1080

8.    Classification of fund (check only one):

            [x] Management company;

            [_] United investment trust; or

            [_] Face-amount certificate company.

9.    Subclassification if the fund is a management company (check only one):

            [x] Open-end [_] Closed-end

10.   State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

            Maryland

11.   Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

Lexington Management Corporation P.O. Box 1515 Park 80 West Plaza Two Saddle Brook, New Jersey 07663	ING Investments, LLC (formerly ING Pilgrim Investments, LLC) 7337 East Doubletree Ranch Road Scottsdale, Arizona 85258
Stratos Advisors, Inc. (sub-adviser) 20 Exchange Place 52nd Floor New York, New York 10005

12.    Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

Lexington Funds Distributor P.O. Box 1515 Park 80 West Plaza Two Saddle Brook, New Jersey 07663	ING Funds Distributor, Inc. (formerly ING Pilgrim Securities, Inc.) 7337 East Doubletree Ranch Road Scottsdale, Arizona 85258

13.    If the fund is a unit investment trust ("UIT") provide:

 (a) Depositors' name(s) and address(es):

 (b) Trustee's name(s) and address(es):

14.    Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

            [_] Yes [x] No

            If Yes, for each UIT state:

            Name(s):

            File No.: 811-_____

            Business Address:

15.    (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [x] Yes [_] No

            If Yes, state the date on which the board vote took place:

            November 2, 2000

            If No, explain:

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [x] Yes [_] No

            If Yes, state the date on which the shareholder vote took place:

            March 15, 2001

            If No, explain:

II. Distributions to Shareholders

16.    Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

            [_] Yes [x] No

(a) If Yes, list the date(s) on which the fund made those distributions:

(b) Were the distributions made on the basis of net assets?

            [_] Yes [_] No

(c) Were the distributions made pro rata based on share ownership?

            [_] Yes [_] No

(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e) Liquidations only:

           Were any distributions to shareholders made in kind?

            [_] Yes [_] No

            If Yes, indicate the percentage of fund shares owned by affiliates or any other affiliation of shareholders:

17.    Closed-end funds only:

            Has the fund issued senior securities?

            [_] Yes [_] No

            If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.    Has the fund distributed all of its assets to the fund's shareholders?

            [x] Yes [_] No

            If No,

(a) How many shareholders does the fund have as of the date this form is filed?

(b) Describe the relationship of each remaining shareholder to the fund:

19.    Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

            [_] Yes [x] No

            If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.    Assets and Liabilities

20.    Does the fund have any assets as of the date this form is filed?

            (See question 18 above)

            [_] Yes [x] No

            If Yes,

(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b) Why has the fund retained the remaining assets?

(c) Will the remaining assets be invested in securities?

            [_] Yes [_] No

21.    Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

            [_] Yes [x] No

            If yes,

(a) Describe the type and amount of each debt or other liability:

(b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.    Information About Event(s) Leading to Request For Deregistration

22.    (a) List the expenses incurred in connection with the Merger or Liquidation:

            (i) Legal expenses: $ 5,412

            (ii) Accounting expenses: $ 9,626

            (iii) Other expenses (list and identify separately):
                a. Transfer Agent: $ 17
                b. Press Release (Biz wire): $ 102
                c. Registration (Clear Sky): $ 144
                d. Postage: $ 2,472
                e. Printing: $ 3,199

            Total other expenses: $ 5,934

            (iv) Total expenses (sum of lines (i) - (iii) above): $ 20,972

(b) How were those expenses allocated?

            All expenses of the Applicant incurred in connection with its reorganization were borne (i) 50% by the Applicant and the fund into which the Applicant has reorganized (the "Surviving Fund"), allocated pro rata based on the relative net assets of the Applicant and the Surviving Fund at the time of the record date for determining the shareholders of the Applicant entitled to vote on the reorganization, and (ii) 50% by ING Investments, LLC (formerly ING Pilgrim Investments, LLC).

(c) Who paid those expenses?

            See Item 22(b).

(d) How did the fund pay for unamortized expenses (if any)?

23.    Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

            [_] Yes [x] No

            If Yes, cite the release number of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V. Conclusion of Fund Business

24.    Is the fund a party to any litigation or administrative proceeding?

            [_] Yes [x] No

            If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.     Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

            [_] Yes [x] No

            If Yes, describe the nature and extent of those activities:

VI.    Mergers Only

26.     (a) State the name of the fund surviving the Merger:

           ING Global Information Technology Fund (formerly Pilgrim Global Information Technology Fund), a series of ING Funds Trust (formerly Pilgrim Funds Trust)

(b) State the Investment Company Act file number of the fund surviving the Merger:

            811-08895

(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

Form: N-14 File No: 333-52000 Filing Date: December 15, 2000

(d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) she has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of Pilgrim Global Technology Fund, Inc., (ii) she is Vice President and Secretary of Pilgrim Global Technology Fund, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information, and belief.
Date: May 30, 2005	/s/ Robert S. Naka
Robert S. Naka Senior Vice President and Assistant Secretary